UNITED REEF LIMITED

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

Shares issued: 63,660,287
Fully diluted: 75,030,145

Toronto, Ontario
October 6, 2006

PRESS RELEASE

UNITED REEF – EXTENSION OF CLOSING

United Reef Limited (URP-TSX-V, URPL-CNQ) said that, by mutual consent with General Gas Corporation ("General Gas"), the parties have agreed to extend closing of the transaction announced on September 18, 2006 which was originally anticipated to close on October 6, 2006 (see United Reef press release dated September 18, 2006). The transaction, outlined in a letter of intent between United Reef and General Gas, involves the formation of a new private company ("Newco") to be jointly owned by General Gas and United Reef for the purpose of acquiring, exploring and developing oil and gas properties in North America and the contribution of an initial $500,000 in seed capital to Newco by the parties. Closing of the transaction has been extended to allow additional time to finalize a formal Shareholders Agreement between United Reef and General Gas regarding the operation and management of Newco and to allow General Gas to further advance the Newco business plan and the related underlying prospect portfolio. Closing of the transaction is now contemplated to take place on or about October 31, 2006.

For further information about United Reef please visit our website at www.unitedreef.com or contact Michael Coulter, President, at 416-368-3332 or email: info@unitedreef.com.

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